

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2021

Thomas Hallam
Chief Executive Officer
PALISADE BIO, INC.
5800 Armada Drive, Suite 210
Carlsbad, CA
92008

> **Re: PALISADE BIO, INC.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-3**
> **Filed November 19, 2021**
> **File No. 333-259747**

Dear Dr. Hallam:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2021 letter.

Amendment No. 1 to Form S-3 filed November 19, 2021

General

1. We note your revisions on page 4 made in response to prior comment 3 that describe Suzhou's current limited operations in China. For the avoidance of doubt, please revise this disclosure to state, as you have in your response letter, that the Company believes that all Suzhou operations will cease by March 2022, at the latest.

Please contact Lauren Hamill at 303-844-1008 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Karen Deschaine